Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response. . . 0.5
(Print or type responses)
1. Name and Address of Reporting Person* Arnold, Larry G. (Last) (First) (Middle) 10333 E. Dry Creek Road Suite 270 (street) Englewood, CO 80112 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 04/19/2000	4. Issuer Name and Ticker or Trading Symbol Inform Worldwide Holdings, Inc. (IWWH)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___10% Owner _X_ Officer (give ___ Other (specify title below) below) CEO & Chairman of the Board	6. If Amendment, Date of Original (Month/Day/Year) 04-15-2000
7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
IWWH Class A Common Stock	17,500	D
IWWH Class A Common Stock	17,500	D
IWWH Class A Common Stock	17,500	D
IWWH Class A Common Stock	17,500	D
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
IWWH Options	04/17/2000	04/17/2003	IWWH Class A Common Stock	50,000	$2.00	D
IWWH Options	04/17/2000	04/17/2003	IWWH Class A Common Stock	50,000	$2.00	D
IWWH Options	04/17/2000	04/17/2003	IWWH Class A Common Stock	50,000	$2.00	D
Explanation of Responses:

Acquired 17,500 shares in open market; purchased 50,000 shares from company; acquired 1,000 shares each in trust for children in open market; awarded 50,000 options to purchase shares at $2 for the purchase of shares from company; awarded 1,000,000 options at $3 as sign-on bonus.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Larry G. Arnold **Signature of Reporting Person	04/30/2000 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.